Exhibit 15.1

Consent of Independent Auditors

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-228913) on Form F-3 of Sumitomo Mitsui Financial Group, Inc. of our report dated June 26, 2019, with respect to the consolidated balance sheets of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2019 and 2018, and the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and basis of presentation, significant accounting policies and other explanatory information, which report appears in the Form 6-K of Sumitomo Mitsui Financial Group, Inc. dated July 3, 2019.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 3, 2019